

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2022

Matthew Goodman
Partner
Sullivan & Cromwell LLP
125 Broad St.
New York, NY 10004

>   **Re: Myovant Sciences Ltd.**
>   **Preliminary Schedule 14A**
>   **Filed December 8, 2022**
>   **File No. 001-37929**
>
>   **Schedule 13E-3**
>   **Filed December 9, 2022 by Myovant Sciences Ltd. et al.**
>   **File No. 005-89732**

Dear Matthew Goodman:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Schedule 13E-3

Background of the Merger, page 22

1. We note that the preliminary financial projections were prepared prior to the August 5, 2022 FDA approval of Myfembree. Please revise your disclosure to state whether the preliminary financial projections accounted for that approval. If not, please state whether the projections were updated after receiving the FDA approval.

Reasons for the Merger; Recommendation of the Special Committee and the Myovant Board, page 34

2. We note that the special committee considered the Goldman Sachs presentation and opinion. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise to state, if true, that the special committee adopted Goldman Sachs' analyses and conclusion as its own. Alternatively, revise your disclosure to include disclosure responsive to Item 1014(b) of Regulation M-A and to address the factors listed in instruction 2 to Item 1014. Please apply this comment with respect to the board of directors relative to the special committee and to the Purchaser Filing Persons relative to the special committee.

3. Please address how any filing person relying on the Goldman Sachs opinion was able to reach the fairness determination as to unaffiliated security holders given that the fairness opinion addressed fairness with respect to Minority Shareholders , rather than all security holders unaffiliated with the company.

4. Please revise this section, as well as the correspondent sections for the board of directors and the Purchaser Filing Persons, to provide the disclosure listed in instruction 2 to Item 1014 of Regulation M-A.

Opinion of Financial Advisor to the Special Committee, page 42

5. Please revise to disclose the transaction data underlying the results described in the Premia Analyses.

Projected Financial Information, page 62

6. We note that Myovant's projected financial information is referred to as the "Forecasts" by Goldman Sachs (page 42) and the "Myovant Projections" in this section. Please revise your proxy statement to define the projections consistently.

7. We note that Myovant prepared "preliminary illustrative financial projections," which are referenced in the Background section for the entry on June 28, 2022. It also appears that such projections were later updated or replaced. Please revise your disclosure to clarify which projections were prepared and shared outside of Myovant. In addition, disclose all such sets of projections.

8. We note that you disclosed a summary of the financial projections. Please revise your disclosure to include the full financial projections.

Interests of Myovant's Directors and Executive Officers in the Merger, page 66

9. Revise your disclosure to include information detailing the cash proceeds each of your directors and officers are expected to receive for shares beneficially owned.

Matthew Goodman
Sullivan & Cromwell LLP
December 21, 2022
Page 3

Security Ownership of Management and Certain Beneficial Owners, page 109

10. Refer to footnote 1 to the table. Given that a filing person is a beneficial owner of the shares listed in the table, it is inappropriate to include the disclaimer in the last sentence of the footnote. If the filing person has up to date information that is different from the disclosed information, that filing person must provide the updated disclosure.

11. Revise footnote 1. Since the listed entity is a filing person, disclaiming knowledge of any changes to the beneficial ownership reported on a Schedule 13D is inappropriate.

General

12. We note that you have requested confidential treatment for certain exhibits. We will review and provide comments on your request separately. All comments concerning your confidential treatment request must be resolved prior to mailing your proxy statement.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Dan Duchovny at 202-551-3619.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions